December 20, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Structured Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Jason Weidberg and Arthur Sandel

Re:	EFCAR, LLC Registration Statement on Form SF-3 File No. 333-268757

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, EFCAR, LLC (the “Registrant”) hereby requests that the effective date for Registration Statement on Form SF-3, File No. 333-268757 (the “Registration Statement”) be accelerated to, and that such Registration Statement will be declared effective on, December 22, 2022, by 5:00 p.m. (EST), or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and (iii) the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

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Very truly yours,

EFCAR, LLC

By: /s/ Ben Miller
Name:  Ben Miller
Title:    Manager and Chief Executive Officer